Microsemi Corporation

One Enterprise

Aliso Viejo, California 92656

(949) 380-6100

March 23, 2012

Mr. Jay Webb

Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Microsemi Corporation (“Registrant” or “Company”)

Form 10-K for the Fiscal Year Ended October 2, 2011

Filed November 23, 2011

File No. 000-08866

Dear Mr. Webb:

Microsemi Corporation, a Delaware corporation, provides the following responses to the Staff’s comments dated March 15, 2012, for which we thank you.

Form 10-K for the Fiscal Year Ended October 2, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.	Refer to our prior comment 1. We believe Item 303 of Regulation S-K requires you to fully explain your results of operations. The contribution of recent acquisitions to total revenues should be quantified to the extent possible, and any increase or decrease in the underlying revenues of the pre-existing business should then be addressed. We noted your response to our prior comment indicated:

•	“Due to this commingling of activities, we do not practically measure the impact of any particular acquisitions” and

•

“Should we be able to practically quantify the impact of an acquisition on our results of operation or when known trends or uncertainties, including those affecting price or volume, have or might reasonably be expected to have a favorable or unfavorable impact on our revenue or operating results, we will disclose and discuss them”.

Please further explain to us why you are unable to quantify the impact of acquisitions on your results of operating and changes therein during the periods presented. In this regard, we noted you were able to present the supplemental pro forma impact of acquisitions on your fiscal 2010 and 2011 income statement in Note 2 of this Form 10-K and we also noted the pro forma impacts on your acquisitions were material. Finally, in light of the significant acquisitions reflected in your financial statements, tell us your consideration as to whether the discussion of the results of operations and financial condition set forth in the audited financial statements included in the filing should be supplemented in your future filings by a discussion based upon pro forma financial information.

In regards to the contribution of revenue of recent acquisitions to total revenue, we will analyze data available to us and provide quantifiable disclosure for material acquisitions to the extent we are able to accurately do so. Subsequent to the acquisitions we completed in our fiscal 2011, we immediately conducted the integration activities we described in our response letter date March 7, 2012, that included transferring acquired part numbers to other Microsemi entities and consolidating analysis of sales return reserves. These activities complicate our ability to distinguish revenue from an acquisition with a significant degree of accuracy. However, in future filings, we believe that we will be able to report our estimate of the approximate percentage range of revenue from acquisitions concluded during the fiscal year in Management’s Discussion and Analysis. We anticipate our disclosure will be along the lines of the following: “Net sales in fiscal year                      were $             million and we estimate that approximately     % to     % of this amount was derived from acquisitions concluded during the fiscal year.”

We also intend to expand our discussion of integration activities in Management’s Discussion and Analysis to include language similar to bullet points we included in our response letter dated March 7, 2012, should they be applicable to future acquisitions. We believe the expanded disclosure will provide users of our financial statements with a better understanding of our post-acquisition integration activities.

We also note our already-existing discussion of quantifiable impacts from acquisitions, specifically acquisition-related costs such as investment advisor, transaction and legal fees and their impact on selling, general and administrative expenses, changes in amortization of intangible assets, restructuring charges and interest expense. We also already discuss in our periodic filings known trends from acquisitions, specifically the expected net sales contribution from our acquisition of Zarlink Semiconductor, Inc. to our Enterprise & Communications and Industrial & Alternative Energy end markets.

We acknowledge that we were able to present supplemental pro forma data for our fiscal 2010 and 2011. To generate supplemental pro forma data, we added amounts reported on our consolidated statement of operations with pre-acquisition amounts from acquired entities. Pre-acquisition amounts were obtained as part of our due diligence procedures and from public filings if the acquired company was a registrant. In generating supplemental pro forma information, we did not incorporate any expected benefits from integration activities we described in our response letter dated March 7, 2012.

We believe that supplementing our discussion of the results of operations and financial condition using pro forma financial information will prove confusing, in light of the timing of potential acquisition-related costs, credit facility costs, interest expense and any tax adjustments, especially if we conclude multiple acquisitions. We believe that the aggregation of two years of the aforementioned items into the earliest pro forma period reported will result in our discussion effectively removing the impact of these items to provide comparability. Otherwise, we believe that the likely increase in profitability between the two pro forma periods will be misleading. We also note that in recent years, macroeconomic conditions worldwide have impacted our business as has flooding in Thailand (please refer to page 33 of our Form 10-K for the fiscal year ended October 2, 2011). We believe it to be impractical to determine the impact of these or similar items on a pro forma basis.

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MICROSEMI CORPORATION

/s/ John W. Hohener

John W. Hohener

Executive Vice President,

Chief Financial Officer,

Treasurer and Secretary